Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Aviram Steinhart, William Weisel and David Shulman and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Lumenis Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on May 11, 2009 at the Special General Meeting of Shareholders of the Company (the “Meeting”), to be held at the Company’s executive offices at 6 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on June 18, 2009 at 1:30 P.M., local time, and at any and all adjournments thereof on the following matter, which is more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

        The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the matter, this Proxy will be voted FOR the Proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

June 18, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”Please detach along perforated line and mail in the envelope provided.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE BELOW PROPOSAL. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		1.	THE PROPOSAL	FOR	AGAINST	ABSTAIN
			Approval and adoption of the terms and conditions of the Equity Financing to be obtained from LM Partners L.P. and Ofer Hi Tech Investments Ltd. (or any of their affiliates), including the Registration Rights Agreement Amendment, possible additional subscriptions from new investors, and the transactions contemplated thereunder, and authorization of the Board and Audit Committee to approve the final form of Purchase Agreement and accept subscriptions for participation in the Equity Financing.	☐	☐	☐

The undersigned hereby furthermore confirms (whether voting “For” or “Against”) that he, she or it does not have a personal interest with respect to the Proposal. If the undersigned possesses a personal interest with respect to the Proposal and wishes to vote “For” or “Against” the Proposal, the undersigned shall (rather than submitting this proxy card) contact Lisa Tykane at the Company at 011-972-4-909-9480 or MacKenzie Partners, the Company’s proxy solicitation firm, at (212) 929-5500 (collect) or 1-800-322-2885 (toll free).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.